Mail Stop 4561

September 14, 2006

Mr. Robert K. Weiler
President and Chief Executive Officer
Phase Forward Incorporated
880 Winter Street
Waltham, Massachusetts   02451

> **Re: Phase Forward Incorporated**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 13, 2006**
> **File No. 000-50839**

Dear Mr. Weiler:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief